SECURITIES AND EXCHANGE COMMISSION

Washington, D.C
 .
Three-year period ending December 31, 2000

FORM U-12(I)-B (THREE-YEAR STATEMENT)

Statement Pursuant to Section 12(i) of the Public Utility Holding Company
Act of
1935, as amended ("PUHCA"), and Rule 71 thereunder by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof


1.  Name and business address of person filing statement.

       Jerome A. Vennemann
       Cinergy Corp.
       139 East Fourth Street
       Cincinnati, Ohio  45202

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule 71.

       Not applicable.

3. Registered holding company and subsidiary companies by which the undersigned is regularly employed or retained.

       Cinergy Corp. and its subsidiary companies

4. Position or relationship in which the undersigned is employed or retained by Cinergy Corp. or its subsidiary companies, and brief description of nature of services to be rendered in that capacity.

       Associate General Counsel and Secretary of Cinergy International, Inc. and Cinergy Global Power, Inc.

       Associate General Counsel and Assistant Secretary of Cinergy Corp., Cinergy Investments, Inc., KO Transmission Company, Lawrenceburg Gas Company, Miami Power Corporation, PSI Energy, Inc., The Cincinnati Gas & Electric Company, The Union Light, Heat and Power Company, The West Harrison Gas and Electric Company, and Tri-State Improvement Company.


       In addition to the foregoing positions, the undersigned may be employed in the same position or other positions with various other companies in the Cinergy system.

       In such capacities, the undersigned may participate in presenting, advocating, or opposing matters before the legislative bodies, regulatory commissions and officials specified in Section 12(i) of PUHCA, but the exact nature of such services or the relative time to be devoted thereto cannot presently be forecast with any degree of precision.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.

       It is anticipated that the undersigned's annual base salary will not exceed $200,000 in 1998. During the calendar years 1999 and 2000, it is estimated that the undersigned will receive compensation comparable to that received in 1998, but the exact amount of compensation cannot presently be forecast with any degree of precision. The undersigned receives salary payments from Cinergy Services, Inc., which in turn may charge or allocate a portion of such salary and bonus expense to other companies described in item 3 above in accordance with applicable service agreements and orders of the Securities and Exchange Commission.

    (b)  Basis for compensation if other than salary.

       In addition to base salary, the undersigned may participate in certain employee benefit plans and may receive a bonus under an incentive compensation plan; however, the amount, if any, of such bonus and other benefits cannot presently be predicted.




Date: May 4, 1998                 Signed:   /s/ Jerome A. Vennemann